Exhibit 4.3

Schedule of Warrants issued to Placement Agents in
connection with ZIOPHARM, Inc. 2005 Private Placement

No.	Name	Shares of ZIOPHARM Oncology, Inc. Common Stock Issuable upon exercise of Warrant

PA-1	Steven Markowitz	6,480
PA-2	Fabio Migliaccio	2,504
PA-3	Denise Mormile-Liglino	1,252
PA-4	Michael Mullen	13,534
PA-5	Robert Petrozzo	11,083
PA-6	Joseph Sorbara	6,480
PA-7	Robert D. Millstone	3,479
PA-8	Steven A. Sherman	1,739
PA-9	Sandgrain Securities, Inc.	579
PA-10	Lindsay Rosenwald	221,011
PA-11	Michael Weiser	35,566
PA-12	Harris Lydon	22,349
PA-13	Timothy McInerney	20,767
PA-14	Michael Rosenman	19,709
PA-15	Scott Katzman	19,709
PA-16	Jill Meleski	16,638
PA-17	Bernard Gross	8,767
PA-18	Karl Ruggeberg	7,850
PA-19	Jeana Somers	290

All Warrants were issued on May 31, 2005 and are exercisable at $4.75 per share.